AB 3/6

[redacted]

10029625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44466 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 West Market Street
(No. and Street)

| Akron | Ohio | 44303 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edgar G. Ingraham 330-535-0881
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laura J. MacDonald, CPA, Inc.
(Name – *if individual, state last, first, middle name*)

| 135 North Broadway | Medina | Ohio | 44256 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



AB 3/19

# OATH OR AFFIRMATION

I, Edgar G. Ingraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Heritage Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOY D. YOHO
Notary Public - State of Ohio
My Commission Expires Dec. 17, 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAURA J. MACDONALD
CPA, INC.
*135 North Broadway - Medina, Ohio 44256*
*330.722.1944 - Fax 330.241.5090*

**INDEPENDENT AUDITOR'S REPORT**

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

I have audited the accompanying Statement of Financial Condition of American Heritage Securities, Inc., (the Company) (an Ohio Corporation) as of December 31, 2009, and the related Statements of Income, Changes in Stockholder's Equity and of Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Medina, Ohio
February 23, 2010

# AMERICAN HERITAGE SECURITIES, INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

**Year Ended December 31, 2009**

**Laura J. MacDonald, CPA, Inc.**
**135 North Broadway**
**Medina, Ohio 44256**

**AMERICAN HERITAGE SECURITIES, INC.**
**FINANCIAL STATEMENTS**
**AND SUPPLEMENTARY INFORMATION**
**Year Ended December 31, 2009**

| **TABLE OF CONTENTS** | **Page No.** |
|---|---|

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

| | | |
|---|---|---|
| Cash | $ 67,904 | |
| Receivables: | | |
| Clearing organizations and mutual funds | 11,798 | |
| EGI - insurance commissions | 12,419 | |
| Other | 1,180 | |
| Unrestricted investments in marketable securities | 132,606 | |
| Note receivable from stockholder | 103,112 | |
| Property and equipment, at cost, net of accumulated depreciation of $65,218 | - | |
| Restricted escrow deposits | 25,000 | |
| Security deposits | 2,200 | |
| TOTAL ASSETS | | $ 356,219 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accrued expenses: | | |
| Commissions | $ 14,431 | |
| Payroll and related taxes and witholdings | 3,732 | |
| Other liabilities | 712 | |
| TOTAL LIABILITIES | | $ 18,875 |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock (15 shares authorized, issued and outstanding) | 45,000 | |
| Retained earnings | 292,344 | |
| TOTAL STOCKHOLDER'S EQUITY | | 337,344 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 356,219 |

Please refer to accompanying notes.

**AMERICAN HERITAGE SECURITIES, INC.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2009**

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 175,572 | |
| Management fees | 130,719 | |
| Net unrealized losses on investments | (2,854) | |
| Dividend and interest income | 11,439 | |
| | | $ 314,876 |
| **EXPENSES** | | |
| Salaries, wages and other employment costs | 234,560 | |
| Occupancy and related expenses | 34,832 | |
| Office expenses | 24,376 | |
| Registration fees | 1,635 | |
| Other expenses | 1,288 | |
| | | 296,691 |
| **NET INCOME BEFORE PROVISION FOR INCOME TAXES** | | 18,185 |
| **INCOME TAXES** | | |
| Federal income taxes | 4,420 | |
| State and local income taxes | 625 | |
| | | 5,045 |
| **NET INCOME** | | $ 13,140 |

Please refer to accompanying notes.

**AMERICAN HERITAGE SECURITIES, INC.**
**STATEMENT OF CHANGES IN**
**STOCKHOLDER'S EQUITY**
**Year Ended December 31, 2009**

| | COMMON STOCK | | | |
|---|---|---|---|---|
| | *Number of Shares* | *Amount* | RETAINED EARNINGS | TOTAL |
| Balance at December 31, 2008 | 15 | $ 45,000 | $ 304,204 | $ 349,204 |
| Net income for 2009 | - | - | 13,140 | 13,140 |
| Dividends paid | - | - | (25,000) | (25,000) |
| **BALANCE AT DECEMBER 31, 2009** | 15 | $ 45,000 | $ 292,344 | $ 337,344 |

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 13,140 | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Unrealized net losses on investments | 2,854 | |
| (Increase) decrease in operating assets: | | |
| Receivables - Clearing organizations and mutual funds | (1,338) | |
| Receivables - EGI insurance commissions | (12,419) | |
| Receivables - Other | (1,053) | |
| Prepaid income taxes | 9,663 | |
| Security deposits | 196 | |
| Increase (decrease) in liabilities: | | |
| Accrued expenses - commissions | 9,573 | |
| Accrued expenses - payroll and related taxes and withoIdings | (135) | |
| Other liabilities | 712 | |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | | $ 21,193 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Collections on notes receivable | 19,142 | |
| Purchases of securities, net | (51,251) | |
| **NET CASH USED BY INVESTING ACTIVITIES** | | (32,109) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Dividends to shareholder | | (25,000) |
| **NET DECREASE IN CASH** | | (35,916) |
| **CASH AT BEGINNING OF YEAR** | | 103,820 |
| **CASH AT END OF YEAR** | | $ 67,904 |

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMEMNTS
December 31, 2009

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

### Accounting Basis

The accompanying financial statements have been prepared, in all material respects, in accordance with accounting principles generally accepted in the United States of America, as prescribed in the American Institute of Certified Public Accountants' Audit and Accounting Guide, *Brokers and Dealers in Securities.* The following information summarizes the accounting basis:

**Receivables**
Receivables from clearing organizations, mutual funds, EGI and others are considered to be fully collectible; accordingly, no allowance for doubtful accounts is required.

**Revenue Recognition**
Commission revenues and expenses are recorded on a settlement-date basis, which does not differ significantly from a trade-date basis.

**Property and Equipment**
Property and equipment is stated at cost. Renewals and betterments are capitalized. The costs of maintenance and repairs are charged to expense as incurred. Depreciation is computed using various accelerated methods over the following estimated useful lives:

| | |
|---|---|
| Furniture and fixtures | 3-5 years |
| Office equipment | 3-5 years |
| Vehicles | 5 years |

Depreciation expense has been included in other expense in the accompanying Statement of Income.

**Investments in Marketable Securities**

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase, in accordance with FASB Accounting Standards Codification (ASC) 320 (formerly Statement of Financial Accounting Standards (SFAS) 115); and reevaluates such determinations at each balance sheet date. As of December 31, 2009, all investments in securities were classified as held primarily for sale during the Company's normal operating cycle and have been reported at fair value, with unrealized gains and losses recognized in earnings. The fair value of substantially all securities is determined by quoted market prices. For purposes of determining realized gains and losses, the cost of securities sold is based on specific identification.

**NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Fair Value Measurements**

The Company has adopted FASB Accounting Standards Codification (ASC) 820 (formerly SFAS No. 157), Fair Value Measurements, which provides clarification and guidance regarding the reporting of financial instruments at fair value. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in a principal market, or in the absence of a principal market the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three levels, required by ASC 820, and listed below:

Level 1 – Inputs represent unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access as of the measurement date.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets.

Level 3 – Unobservable inputs supported by little or no market activity significant to the fair value measurements.

The following is a summary of the inputs used as of December 31, 2009 in valuing the Company's investments carried at fair value:

| | | Fair Value Measurements | | |
|---|---|---|---|---|
| **Investment Category** | **Fair Value** | **Level 1** | **Level 2** | **Level 3** |
| Fixed Income Securities: | | | | |
| Unrestricted | $86,005 | $86,005 | - | - |
| Restricted | 25,000 | 25,000 | - | - |
| Equities | 46,601 | 46,601 | - | - |
| | $157,606 | $157,606 | $ - | $ - |

**NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

**Restricted Escrow Deposits**

Restricted escrow deposits consist of government bonds. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions.

**Statement of Cash Flows**

The Statement of Cash Flows is presented in accordance with Statement of Financial Accounting Standards No. 95. Cash payments for income taxes during the year ended December 31, 2009 totaled $3,525. There were no cash payments for interest.

**Fair Value of Financial Instruments**

Substantially all of the Company's short-term financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

**Income Taxes**

For Federal income tax purposes, the Company is classified as a taxable corporation. Provisions for Federal and state and local income taxes totaling $4,420 and $625, respectively, have been included in the accompanying Statement of Income. There are no material differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

**NOTE 2 – NOTE RECEIVABLE FROM STOCKHOLDER**

As of December 31, 2009, the Company had a note receivable from its sole stockholder totaling $103,112. This note bears interest at a rate of 5% per annum and is to be repaid to the Company in monthly installments of $2,068, including interest, through August, 2014. This note is secured by certain real property which the Company is leasing as office space. Future maturities of this note receivable are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2010 | $20,121 |
| 2011 | 21,150 |
| 2012 | 22,232 |
| 2013 | 23,370 |
| 2014 | 16,239 |

## NOTE 3 – MARKETABLE SECURITIES

Investments, as of December 31, 2009, consist of equities and fixed income securities. Original cost, fair market value, unrealized changes in market value and investment income, at December 31, 2009, is summarized below:

| | Original Cost | Fair Value | Unrealized Appreciation (Depreciation) | Interest/ Dividend Income |
|---|---|---|---|---|
| Fixed income securities: | | | | |
| Unrestricted | $82,160 | $86,005 | $3,845 | $4,585 |
| Restricted | 25,871 | 25,000 | (871) | 1,383 |
| Equities | 57,695 | 46,601 | (11,094) | 100 |
| | $165,726 | $157,606 | $(8,120) | $6,068 |

There were no sales of securities during the year ended December 31, 2009.

## NOTE 4 – PROPERTY AND EQUIPMENT

At December 31, 2009, the Company's property and equipment consisted of the following:

| | |
|---|---|
| Furniture and fixtures | $21,474 |
| Office equipment | 12,800 |
| Vehicle | 30,944 |
| | $65,218 |

All property and equipment was fully depreciated as of December 31, 2009.

## NOTE 5 – RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 90% of EGI's operating revenue. During the year ended December 31, 2009, management fees from EGI totaled $130,719 and have been included in revenues in the accompanying Statement of Income.

The Company leases office space from its sole stockholder. Rent expense for the year ended December 31, 2009 totaled $34,800 and has been included in "occupancy and related expenses" in the accompanying Statement of Income.

Receivables from EGI totaled 12,419 as of December 31, 2009.

## NOTE 6 – RETIREMENT PLAN

The Company adopted a defined contribution retirement plan during the year ended December 31, 2000. This Plan meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Service. Company contributions to the Plan totaled $1,765 for the year ended December 31, 2009.

## NOTE 7 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

## NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $206,929, which was $201,929 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

LAURA J. MACDONALD
CPA, INC.
*135 North Broadway - Medina, Ohio 44256*
*330.722.1944 - Fax 330.241.5090*

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

I have audited the accompanying financial statements of American Heritage Securities, Inc., as of and for the year ended December 31, 2009, and have issued my report thereon dated February 23, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medina, Ohio
February 23, 2010

**AMERICAN HERITAGE SECURITIES, INC.**
**SUPPLEMENTARY INFORMATION**
**SCHEDULE 1**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2009**

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholder's equity | $ 337,344 | |
| Deduct stockholder's equity not allowable for net capital | - | |
| **TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL** | | $ 337,344 |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| Non-allowable assets from the Statement of Financial Condition: | | |
| Note receivable from Stockholder | 103,112 | |
| Accounts receivable - EGI | 12,419 | |
| Accounts receivable - other | 1,180 | |
| Security deposits | 2,200 | |
| **TOTAL DEDUCTIONS AND/OR CHARGES** | | (118,911) |
| **NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS** | | 218,433 |
| **HAIRCUTS ON SECURITIES** | | |
| Trading and investment securities | | (11,504) |
| **NET CAPITAL** | | 206,929 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS:** | | |
| Liabilities included in the Statement of Financial Condition: | | |
| Accrued expenses and other liabilities | 18,875 | |
| **TOTAL AGGREGATE INDEBTEDNESS** | $ 18,875 | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required (6.66% of aggregate indebtedness) | $ 1,258 | |
| Minimum dollar net capital requirement of broker/dealer | $ 5,000 | |
| **NET CAPITAL REQUIREMENT** | | 5,000 |
| **EXCESS NET CAPITAL** | | $ 201,929 |
| **EXCESS NET CAPITAL AT 1000% (net capital less 10% of aggregate indebtedness)** | | $ 205,041 |
| **RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 9.12% |

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form 17a-5(a) FOCUS report for the quarter ended December 31, 2009.

Please refer to accompanying notes.

**AMERICAN HERITAGE SECURITIES, INC.**
**SUPPLEMENTARY INFORMATION**
**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2009**

Schedule II is not applicable. American Heritage Securities has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii). All customer transactions are cleared through First Clearing, LLC, on a fully disclosed basis.

Please refer to accompanying notes.

**AMERICAN HERITAGE SECURITIES, INC.**
**SUPPLEMENTARY INFORMATION**
**SCHEDULE III**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2009**

Schedule III is not applicable. American Heritage Securities has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii). All customer transactions are cleared through First Clearing, LLC, on a fully disclosed basis.

Please refer to accompanying notes.

LAURA J. MACDONALD
CPA, INC.
*135 North Broadway - Medina, Ohio 44256*
*330.722.1944 - Fax 330.241.5090*

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM RULE 15c3-3**

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

In planning and performing my audit of the financial statements of American Heritage Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Medina, Ohio
February 23, 2010